Exhibit 99.3

®	Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

March 24, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Department of Community Affairs & Attorney General,
    Prince Edward Island
Securities Division, Department of Government Services and Lands,
    Newfoundland
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of Yukon
Registrar of Securities, Nunavut

Dear Sirs:

Re:	Goldcorp Inc. (the Company) Notice of Change of Auditor

As required by the National Instrument 51-102, entitled "Continuous Disclosure Obligations", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 24, 2005, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Chartered Accountants

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